Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264466

LORD ABBETT SPECIAL SITUATIONS INCOME FUND

Supplement dated December 21, 2022 to the

Prospectus and Statement of Additional Information, each dated

May 1, 2022, as supplemented

The first paragraph of the section titled “Prospectus Summary – Investment Adviser” on page 6 of the prospectus, is replaced in its entirety as follows:

Lord Abbett serves as the investment adviser for the Fund. Subject to the supervision of the Board, Lord Abbett is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters. Todd L. Solomon, Eric P. Kang, and Kearney M. Posner are jointly and primarily responsible for the day-to-day management of the Fund.

The following table replaces the table in the subsection under “Management of the Fund–Portfolio Managers” on page 68 of the prospectus:

Name	Since	Recent Professional Experience
Todd L. Solomon	Inception (September 2021)	Mr. Solomon joined Lord Abbett in 2019. His previous experience includes serving as Director of Research at TCW Distressed LLC; Managing Principal at Halcyon Capital Management LLC; Senior Vice President at Triage Capital Management LLC; Associate, Global Communications Group at Solomon Smith Barney; Associate, Investment Banking at Natwest Markets; and Analyst, Private Placement Group at Chase Securities. He has worked in the financial services industry since 1994. He earned a BA in managerial economics from Union College and an MBA from Columbia Business School at Columbia University.
Eric P. Kang	2022	Mr. Kang joined Lord Abbett in 2015. He began his career in the financial services industry in 1999. His previous experience includes serving as Principal, Senior Analyst at MidOcean Credit Partners; Senior Analyst at Bell Point Capital Management; Analyst, Fundamental Credit Group at Citadel Investment Group; Vice President and Associate, Principal Credit Group at Merrill Lynch; and Analyst, Investment Banking at Donaldson, Lufkin & Jenrette. He earned a BS from the Wharton School of Business at the University of Pennsylvania and an MBA from the Darden School of Business at the University of Virginia.

Name	Since	Recent Professional Experience
Kearney M. Posner	2022	Ms. Posner joined Lord Abbett in 2015 as an Associate and was subsequently promoted to Portfolio Manager and Managing Director. Her previous experiences includes serving as Director, Leveraged Finance, Associate Director, Middle Market Leveraged Finance, and Associate, High Yield Research at Metropolitan Life Insurance Company; Assistant Vice President, Financial Guaranty at Radian Group; Analyst, Private Wealth Management at Goldman Sachs & Co.; and Analyst, Fixed Income Investment Banking at Painewebber Inc. She has worked in the financial services industry since 1999. She earned a BS in international economics from Georgetown University and an MBA from the Wharton School of Business at the University of Pennsylvania. She also is a holder of the Chartered Financial Analyst® (CFA) designation.

The sections titled “Management of the Fund–Other Accounts Managed” and “Management of the Fund–Holdings of Portfolio Managers” on page 5-10 of the SAI are replaced in their entirety as follows:

Other Accounts Managed

There were no other accounts managed by Todd L. Solomon as of December 31, 2021. Eric P. Kang and Kearney M. Posner were newly added to the Fund and their other accounts managed will be reported in a future filing.

Holdings of Portfolio Managers

The following table indicates the dollar range of securities beneficially owned by each portfolio manager in the Fund he or she manages, as of December 31, 2021 (or another date, if indicated). This table includes the value of securities beneficially owned by such portfolio managers through 401(k) plans and certain other plans or accounts, if any.

Ownership of Securities	Aggregate Dollar Range of Securities
Todd L. Solomon	$0-$50,000
Eric P. Kang[1]	N/A
Kearney M. Posner[2]	N/A

1 Eric P. Kang was newly added to the Fund effective December 9, 2022 and his aggregate dollar range of securities will be reported in a future filing.

2Kearney M. Posner was newly added to the Fund effective December 9, 2022 and her aggregate dollar range of securities will be reported in a future filing.

Please retain this document for your future reference.